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VIA TELEFAX AND AIRBORNE EXPRESS

December 9, 1999

Lauren T. Barnett
Chairman of the Board
Ambanc Holding Co., Inc.
11 Division Street
Amsterdam, NY  12010

Dear Lauren:

  As you know, Al Lyons and I previously requested that the starting time of the Board of Directors' meetings be changed from 8:00 a.m. to 9:00 a.m. since we have to travel significant distances to attend these meetings. In the past, we have had to arrive in Amsterdam the night before, or wake up at 4:00 a.m. to drive there. Although you initially agreed to this change, this accommodation was never made.

  Our request to be reimbursed for reasonable commuting expenses has also been denied. In my opinion, this was clearly mean spirited, particularly for Al Lyons. Al does not own any stock in the company and has been a most valuable contributor. It is unfair to exclude our request for reimbursement of these expenses. Candidly, I have never heard of a corporation that did not reimburse its directors for commuting expenses. This is obviously deliberate on your part.

  Since you have failed to accommodate us by changing the time of the Board meetings, I informed you several months ago that I would attend certain meetings telephonically. Although Al and I have attended a few meetings telephonically, we received a communication from you that we could no longer attend Board or Committee meetings by telephone. Your refusal to permit us to attend these meetings by telephone conference is contrary to the terms of the Company's By-Laws and violates Delaware Corporate law. As you no doubt know, both Al and I live in Florida during the winter months, and your refusal to permit us to attend meetings telephonically is in violation of our rights as directors.

  It is unfortunate that you and most of your colleagues have gone out of your way to inconvenience Al Lyons and myself regarding our participation at Board and Committee meetings. In view of the Company's current circumstances, do you really believe that your actions are in the best interests of the shareholders? As the largest individual shareholder of the Company, I do not. Moreover, based on the numerous phone calls that I have received from other large shareholders indicating their dissatisfaction with Ambanc, I do not believe that they would condone this conduct.

  Beginning with the very first meeting that I attended, I have gone out of my way to be helpful and offer sage advice concerning the important issues facing the Company. I have made every effort to be sensitive to the local issues, but you and most of your colleagues have gone in the other direction in making us feel unwelcome.

  I have had numerous discussions with you, John Lisicki and Jim Fleischer, the company's counsel, to correct these matters. There are imminent important meetings, and unless I receive immediate acknowledgement of my right to attend meetings telephonically, I will initiate a legal proceeding in Delaware Court and seek legal redress against the Company and the individual responsible directors.

  It is tragic that I have to send this letter to you, but you are the one causing this problem. This type of conduct is sending a very negative signal to shareholders, and I sincerely believe that a new Chairman of the Board would be positively viewed by the financial community. Therefore, I would like to suggest that you consider resigning immediately.


                                                Sincerely,



                                                Seymour Holtzman

cc:    John Lisicki
       James Fleischer, Esq.
       Michael J. Maimone, Esq.
       Board of Directors